UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 13)1

ATRM Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

04964A103
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON Lone Star Value Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,067,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,067,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON Lone Star Value Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,067,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,067,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON Lone Star Value Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,077,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,077,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON Jeffrey E. Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,077,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,077,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,885*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14	TYPE OF REPORTING PERSON IN

* Excludes 10,000 shares of unvested restricted stock that were granted to Mr. Eberwein in connection with his service as a director of the Issuer, which do not vest until June 2016.

CUSIP NO. 04964A103

The following constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned (“Amendment No. 13”).  This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors and held in a certain account managed by Lone Star Value Management (the “Separately Managed Account”) were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,067,885 Shares directly owned by Lone Star Value Investors is approximately $3,619,201, including brokerage commissions. The aggregate purchase price of the 10,000 Shares held in the Separately Managed Account is approximately $29,999, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,266,219 Shares outstanding as of November 12, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 16, 2015.

A.	Lone Star Value Investors

(a)	As of the close of business on February 25, 2016, Lone Star Value Investors beneficially owned 1,067,885 Shares.

Percentage: Approximately 47.1%

(b)	1. Sole power to vote or direct vote: 1,067,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,067,885
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Investors has not entered into any transactions in the Shares during the past sixty days.

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 1,067,885 Shares owned by Lone Star Value Investors.

Percentage: Approximately 47.1%

(b)	1. Sole power to vote or direct vote: 1,067,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,067,885
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value GP has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 04964A103

C.	Lone Star Value Management

(a)
As of the close of business on February 25, 2016, 10,000 Shares were held in the Separately Managed Account. Lone Star Value Management, as the investment manager of Lone Star Value Investors and the Separately Managed Account, may be deemed the beneficial owner of the (i) 1,067,885 Shares owned by Lone Star Value Investors and (ii) 10,000 Shares in the Separately Managed Account.

Percentage: Approximately 47.6%

(b)	1. Sole power to vote or direct vote: 1,077,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,077,885
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Management has not entered into any transactions in the Shares during the past sixty days.

D.	Mr. Eberwein

(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 1,067,885 Shares owned by Lone Star Value Investors and (ii) 10,000 Shares in the Separately Managed Account.

Percentage: Approximately 47.6%

(b)	1. Sole power to vote or direct vote: 1,077,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,077,885
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 23, 2016, as a condition to the extension of credit to subsidiaries of the Issuer (the “Borrowers”) by Gerber Finance Inc. (“Gerber”) under a Loan and Security Agreement of the same date (the “Loan Agreement”), Lone Star Value Investors entered into a Subordination Agreement (the “Subordination Agreement”) with the Issuer and Gerber pursuant to which Lone Star Value Investors agreed to subordinate all of the Issuer’s obligations to Lone Star Value Investors to the obligations of the Borrowers to Gerber under the Loan Agreement.  The Issuer’s obligations to Lone Star Value Investors include the obligations under the LS Promissory Note, an unsecured promissory note made by the Issuer to Lone Star Value Investors with $4.0 million principal amount outstanding as of February 25, 2016.  In connection with the Subordination Agreement, Lone Star Value Investors anticipates entering into an agreement with the Issuer pursuant to which the Issuer shall agree to provide notice to Lone Star Value Investors with respect to certain matters related to the Loan Agreement, including notifying Lone Star Value Investors of any notices delivered pursuant to the Loan Agreement by the parties thereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Subordination Agreement, dated February 23, 2016.

CUSIP NO. 04964A103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2016

LONE STAR VALUE INVESTORS, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

LONE STAR VALUE INVESTORS GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

LONE STAR VALUE MANAGEMENT, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN